Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 13, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on October 13, 2006, entitled “ORGANISATIONAL CHANGE”.

13 October 2006

ORGANISATIONAL CHANGE

Since Vodafone announced its new structure earlier this year, with two geographic regions and a New Businesses and Innovation Unit to develop the mobile plus strategy, it has seen good progress with new product roll-out including Vodafone At Home, Vodafone Office and broadband products.

The Company today announces that it is devolving the activities of the New Businesses and Innovation Unit into parts of the organisation closer to the customer. The new structure will simplify the organisation and enable the Group functions to work even more closely with the businesses.

In the new stream-lined structure, the Group functions reporting to the European Region together with the operating companies will execute the mobile plus strategy, and a Group Strategy and New Business function will identify new business opportunities and key partnerships.

As a result of these changes, Thomas Geitner, CEO New Businesses and Innovation will step down from the Board of Vodafone at the end of December 2006 after the transition to the new structure.

Mr Geitner joined Vodafone in 2000 as an Executive Director with responsibility for establishing and managing global products and services. In this position he was responsible for establishing Vodafone as a global brand, for the creation and successful launch of Vodafone live! in 2002 and the establishment of a global supply chain organisation.

In 2003 he was appointed Vodafone’s Chief Technology Officer and in this capacity he initiated and led the One Vodafone programme, established a set of shared service organisations and created the Group’s leadership position on 3G across Europe.

Commenting, Chief Executive Arun Sarin said:-

“This change is designed to deliver even greater organisational clarity and accountability as we operationalise our new strategy. Recent product announcements including our broadband offerings in the UK, Germany and Italy show how we are able to respond to changing customer needs in individual markets.

“Our operating companies are seeing the significant benefits which can be delivered through the mobile plus strategy and therefore the changes announced today provide the opportunity for our local businesses to roll-out their new products and services at speed.

“Thomas Geitner has made a highly significant contribution to Vodafone Group over the last six years. He has led major integration and transformation programmes for the Group.

“I really appreciate the tremendous service Thomas has provided and we are truly sad to see him leave Vodafone. On behalf of the Board, I would like to take this opportunity to wish Thomas and his family all the best in the future and to thank him for his leadership and for all he has done for the Company.”

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For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

© Vodafone Group 2006. VODAFONE, the Vodafone logos, Vodafone live!, Vodafone At Home, Vodafone Office and Vodafone Mobile Connect are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 13, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary